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                             May 6, 2020

       Yimeng Shi
       Chief Financial Officer
       uCloudlink Group Inc.
       Room 2118-2119, 21/F, One Pacific Centre
       414 Kwun Tong Road, Kwun Ton
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed May 4, 2020
                                                            File No. 333-237990

       Dear Mr. Shi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments, page 6

   1. We note your preliminary estimates of certain results of operations for the three months ended March 31, 2020,
and your statement warning that there are no guarantees that revenues will grow or
remain at similar levels for the rest of 2020. In light of the continuing effects of
the pandemic well into the second quarter and the likely adverse impact of the pandemic
for the foreseeable future, you should consider expanding your discussion to discuss
the reasonably known likely effects of the pandemic on your results of operations and
financial condition for 2020.
 Yimeng Shi
uCloudlink Group Inc.
May 6, 2020
Page 2
Risk Factors
Risks Related to Doing Business in China, page 49

2. We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Include an additional risk factor describing the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in
      China based on foreign laws. Highlight recent developments (e.g. Article 177 of PRC
      Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC. General

3. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-
3815 with any other questions.



                                                            Sincerely,
FirstName LastNameYimeng Shi
                                                            Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                            Office of
Technology
May 6, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName